Grant F. Adamson Chief Governance Officer

May 28, 2010

Via EDGAR and Facsimile

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Temple-Inland Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed February 23, 2010
File No. 001-08634
Schedule 14A
Filed March 23, 2010

Dear Mr. Reynolds:

This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated May 11, 2010, regarding the above referenced filings (the "Comment Letter").  A copy of the Comment Letter is attached for your reference.  Our responses correspond to the numbering in the Comment Letter with a summary of the comment used as a caption.

We understand the purpose of your review and appreciate the points raised in your comments.  Accordingly, we are working to clarify and supplement our disclosures in the areas noted in our future filings.  We hope that after reviewing our responses and the clarifications and additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address these points.

Comments related to the Definitive Proxy Statement on Schedule 14A

1.           Please explain to us why you do not provide the approximate dollar value involved in the related party transactions involving Mr. Temple, as required by Item 404(a)(3) of Regulation S-K.

The transactions with Mr. Temple disclosed on page 15 of the proxy statement do not, individually or in the aggregate, exceed the disclosure threshold contained in Item 404(a) of Regulation S-K and are not disclosed pursuant to those requirements.  These transactions were described pursuant to Item 407(a)(3) of Regulation S-K as categories or

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Mr. John Reynolds
May 28, 2010

types of transactions not disclosed under Item 404(a) that were considered by the Board in determining whether a director is independent.  While we make the statement on Page 15 of the proxy statement that there were no material transactions or relationships with any of our directors, we will attempt to clarify in future proxy statements the distinction between the disclosures required under Item 404(a) and Item 407(a)(3).

2.           We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

As part of our larger annual enterprise risk management framework, our Senior Vice President/Corporate Secretary conducts an annual compensation risk assessment with respect to compensation of our executive officers.  This risk assessment includes an analysis of alignment of the Board’s expressed compensation philosophy and compensation goals with the Company’s strategic goals, short-term and long-term focus and timing issues, compensation drivers and potential risks of each pay component, internal equity, sensitivity analysis, governance structure, internal controls, preventive or mitigating controls, clawback policies, vesting and holding periods, stock ownership and trading policies, and other factors.  Benefit plans, stock plans, and compensation policies are examined, together with executive W-2s and benefits statements.  This risk assessment is reviewed annually with the Board’s Management Development and Executive Compensation Committee, in addition to its regular ongoing compensation and risk discussions.

In anticipation of adoption of Item 402(s) of Regulation S-K, the compensation risk assessment was expanded in 2009 to cover compensation policies and practices with respect to all employees.  The Senior Vice President/Corporate Secretary met with the Company’s Human Resources Council last summer to review the proposed SEC rules with the Chief Administrative Officer and human resources representatives from each business segment and business support group.  Each group worked with its human resources field representatives over the fall to prepare a written inventory of compensation practices and policies.  The Senior Vice President/Corporate Secretary reviewed the completed inventories, as well as written documentation of plans and policies.  She then followed up with interviews of human resources, accounting, internal audit, benefits, and payroll representatives.  She also reviewed payroll data of all employees earning $200,000 or more to validate the inventory of pay components.  A report summarizing the compensation risk assessment was reviewed in separate interviews with our Chief Financial Officer, Corporate Controller, financial reporting officers, and Vice President, Internal Audit.  It was the consensus of all parties that the compensation policies and practices were not “reasonably likely to have a material adverse effect on the registrant.”

Mr. John Reynolds
May 28, 2010

The compensation risk assessments were furnished to and reviewed in detail with the Board’s Management Development and Executive Compensation Committee, which reported on the assessments to the full Board.

Comments related to the 10-K for the year ended January 2, 2010

3.           Please tell if you reasonably expect that box plant transformation II will have a material impact on your liquidity or income from continuing operations and, if so, tell us how you considered the disclosure requirements of Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K for this subsequent event.

Box Plant Transformation II was approved by our Board based on a broad conceptual framework of transformation.  The specific activities to execute the transformation will be finalized and approved throughout the four years of the transformation process.

Our liquidity should not be impacted significantly, because we estimate that we will fund Box Plant Transformation II capital expenditures, severance and other costs from operating cash flows. Although we will incur higher than normal capital expenditures during Box Plant Transformation II, we do not expect capital expenditures to exceed depreciation significantly during the transformation process.  The exact timing and amount of the capital expenditures and costs are difficult to estimate due to the complexity of the transformation process.  However, we believe the disclosure made in the Liquidity and Contractual Obligations section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 33 adequately addresses our future liquidity.  This disclosure states:

“We believe the amount available under our credit facilities along with our existing cash and cash equivalents and expected cash flows from operations will provide us sufficient funds to meet our operating needs for the foreseeable future.”

As for the impact on income from continuing operations, while we anticipate Box Plant Transformation II will reduce our costs and increase our revenues, the exact timing and amounts are difficult to predict.  The anticipated benefits will primarily be the reduced costs resulting from fewer plants, fewer machines, and fewer people.  We anticipate these benefits will increase over the four years of the transformation process.

As specific plant closures are approved and announced and reasonable estimates of the impact can be made, we will include appropriate disclosures in our filings.  As noted in our Quarterly Report on Form 10-Q for the period ended April 2, 2010, the decision was made in late first quarter to close one sheet plant and two box plants.  As a result, we recognized impairment charges, severance and other costs associated with

Mr. John Reynolds
May 28, 2010

these closures.  We intend to disclose the status of Box Plant Transformation II each quarter until the completion of the transformation process.

4.           It appears that you begin your reconciliation of operating cash flows with net income attributable to Temple-Inland Inc. of $206 million. Please be advised that operating cash flows should be reconciled to net income pursuant to FASB ASC 230-10-45-28.  Please tell us how the reconciliation of operating cash flows to your fiscal 2009 net income of $207 million would impact your consolidated statements of cash flows.  Also confirm to us that you will reconcile your operating cash flows to net income in future filings.

We agree that our reconciliation of operating cash flows should begin with net income as opposed to net income attributable to Temple-Inland.  Beginning with our Quarterly Report on Form 10-Q for the period ending July 3, 2010, we will reconcile operating cash flows to net income.  In our prior filings, we separately disclosed net income attributable to noncontrolling interest on the second line of our consolidated statement of cash flows, which was $1 million in 2009 and none in 2008 and 2007.  Accordingly, reconciling to net income would not have had a significant impact on our consolidated statement of cash flows.

5.           Please tell us if the $17 million write-off of fees related to special purpose entities is associated with your substitution of SunTrust, as described in Note 5 on page 59. Tell us how you accounted for the write-off, and explain to us why you recorded this amount within the operating section of your consolidated statements of cash flows.  Also, tell us why you paid $15 million in fees to SunTrust, but only $3 million in fees to Rabobank in connection with their respective substitute letters of credit.

You are correct that the $17 million write-off of fees related to special purpose entities is associated with our substitution of SunTrust LCs, as described in Note 5 on page 59.  The SunTrust LCs served as collateral for a portion of the notes receivable we received in connection with the sale of our timberland in 2007, and these LCs are also required by the terms of our borrowings that are secured by these notes receivable.  As a result, we view the cash flow associated with the LCs as a financing activity.  The write-off of these fees was a non-cash charge and, therefore, was removed from operating cash flows.

In first quarter 2009, the $15 million we paid to SunTrust to provide the LCs was capitalized and was being amortized over the term of the LCs.  The $15 million we paid was presented as a financing cash flow in our Quarterly Report on Form 10-Q for the period ended April 4, 2009.  In second quarter 2009, SunTrust no longer qualified to be an LC issuer.  As a result, we expensed the unamortized portion of the $15 million and, in accordance with the terms of the original agreement, paid SunTrust a $2 million termination fee that was expensed.  The $2 million fee we paid was presented as a

Mr. John Reynolds
May 28, 2010

financing cash flow in our Quarterly Report on Form 10-Q for the period ended July 4, 2009.

In a Current Report on Form 8-K dated January 16, 2009, we described the transaction with SunTrust.  In that report, we noted that in order to maintain a constant deposit margin equal to the rate Dexia was paying on the related deposits, we were required to pay $12 million to SunTrust.  It is this payment that represents the primary difference in the fees paid to SunTrust and those paid four months later to Rabobank.

6.           It appears to us that definitive agency guidance on the taxability of the alternative fuel mixture tax credits ("credits") was not issued before you filed your January 2, 2010 Form 10-K.  Please confirm our understanding and, if definitive guidance was not issued, tell us how you considered disclosure of the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K.

At the time we filed our Annual Report on Form 10-K for the period ended January 2, 2010, there were two uncertainties associated with our receipt of the credits.

The first uncertainty was whether all of the black liquor we used in our alternative fuel mixture would qualify for the credits due to the existence of inorganic components.  As a result, based on our evaluation and testing, we provided a reserve for the portion of the credits attributable to inorganic components.  At year-end 2009, this reserve totaled $10 million. The reserve was not significant to the year or to interim periods in 2009.

Subsequent to filing our Form 10-K, agency guidance was released indicating that black liquor in its entirety qualifies for the credits.  As a result of this guidance, we reversed the $10 million reserve in first quarter 2010 and disclosed the reversal of this reserve in our Quarterly Report on Form 10-Q for the period ended April 2, 2010.

The other uncertainty was whether the credits themselves are taxable.  At the time we filed our Annual Report on Form 10-K for the period ended January 2, 2010, no definitive agency guidance had been issued on the taxability of the credits.  As you note in item 7 and as disclosed in Note 12 to our financial statements, at year-end 2009, we recorded unrecognized tax benefits of $84 million because of the uncertainty of the tax position taken with respect to the credits.  The uncertainty regarding taxability has still not been resolved.

The receipt of the credits is discussed in MD&A under “Items Not Included in Segments” on page 28.  Because the credits relate to our energy usage, a more detailed discussion of the credits, the uncertainties regarding their taxability, and the associated

Mr. John Reynolds
May 28, 2010

$84 million liability we established is included under “Energy and the Effects of Inflation” on page 37.  Our accounting and disclosure for this matter will be revised upon resolution of the uncertainty as discussed in response to item 7 below.

7.           We note that the fiscal 2009 additions to the unrecognized tax benefits include $84 million related to your tax positions for the credits.  We further note that you do not expect material changes to your tax reserve during the next 12 months.  Please tell us what events could cause the derecognition of the unrecognized tax benefit and whether you believe it is reasonably possible that such events could occur in the next 12 months.  In that regard, it appears that definitive guidance from the IRS would resolve the uncertainties regarding the taxability of the credits.

The events that would cause a decrease of the unrecognized tax benefit include: definitive guidance from the IRS on the taxability of the alternative fuel mixture tax credits, resolution of this issue as a part of an audit of our 2009 income tax return, or closure of the statute of limitations on the 2009 tax year.  We have no reason to expect that in the next 12 months the IRS will issue definitive guidance regarding taxability of the credits.  We also do not believe that it is reasonably possible that either this issue will be resolved as a part of an audit of our 2009 income tax return or the statute of limitations on the 2009 tax year will be closed in the next twelve months.

8.           Please tell us how you considered the disclosure requirements of FASB ASC 855-10-50-2 with respect to box plant transformation II (2010-2013), as Board approval was granted prior to the date your January 2, 2010 Form 10-K was filed.

As noted in our response to comment number 3, our Board approved Box Plant Transformation II based on a broad conceptual framework of transformation.  The specific activities to execute the transformation will be finalized and approved throughout the transformation process.  While some high level discussion of Box Plant Transformation II could have been included in our Annual Report on Form 10-K for the period ended January 2, 2010, we believe that the amounts of and the duration over which the costs and benefits will be recognized do not warrant consideration as an event that would need to be disclosed to keep our financial statements from being misleading.  In addition, at the time, there was public disclosure through our Form 8-K dated February 9, 2010 and the related conference call.

In late first quarter 2010, we finalized and effected the initial phases of this transformation.  As a result, we began disclosing the status of Box Plant Transformation II, including impairment charges related to closure activities and severance and other costs, in our Quarterly Report on Form 10-Q for the period ended April 2, 2010, and we intend to update this disclosure each quarter until the completion of the transformation process.

Mr. John Reynolds
May 28, 2010

9.           The agreements representing the $2.38 billion note receivable which is secured by irrevocable letters of credit do not appear to have been filed and are not included in your exhibit index.  Please advise us of the consideration you gave to Item 601 of Regulation S-K as it relates to these agreements.

In August 2007, we entered into an agreement to sell our strategic timberland.  A Current Report on Form 8-K was filed on August 6, 2007, describing the transaction.  The purchase agreement was filed as an exhibit to the Quarterly Report on Form 10-Q for the period ended June 30, 2007 that was filed on August 7, 2007.  Section 2.5 of the purchase agreement describes the payment of the purchase price by use of notes, of which there are 20 separate notes.  The notes are fully secured by letters of credit from four financial institutions, which institutions must maintain certain minimum ratings with respect to their senior unsecured long-term indebtedness.  The note issuers’ reimbursement obligations with respect to the letters of credit are secured by cash on deposit with the financial institutions that have issued the letters of credit.  In light of these arrangements, we consider that payment of the notes is essentially assured and there is little risk associated with collection.  Accordingly, our analysis led us to the conclusion these were not material ongoing arrangements subject to future performance and filing the notes as exhibits was not required or beneficial to investors.

Comments related to the Form 10-Q for the period ended October 3, 2009

10.           We note that you did not reconcile changes in total equity for your quarterly reporting periods in fiscal 2009.  Please tell us how you considered the requirements of FASB ASC 810-10-50-lA(c).  Also confirm to us that you will provide the reconciliation of changes in total equity for each reporting period (including quarterly periods) in future filings.

The omission of a reconciliation of changes in total equity for our quarterly reporting in 2009 was an oversight on our part.  We will include the required reconciliation in future filings beginning with our Quarterly Report on Form 10-Q for the period ending July 3, 2010.

* * * * *

As requested in your letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

Mr. John Reynolds
May 28, 2010

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we appreciate your interest in working with us to enhance our disclosures in our filings and look forward to working with you toward this end.  If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures

cc:           Audit Committee of the Board of Directors
Ernst & Young LLP